February 9, 2012

Via Edgar and Email

Ms. Tia L. Jenkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Foot Locker, Inc.
Form 10-K filed on March 28, 2011
Form 10-Q filed on December 7, 2011
Commission File No. 001-10299

Dear Ms. Jenkins:

Please find our responses below to the comment letter dated January 26, 2012 relating to the Annual Report on Form 10-K for the fiscal year ended January 29, 2011 (“2010 Form 10-K”) and the Quarterly Report on Form 10-Q for the quarter ended October 29, 2011 (“2011 Third Quarter Form 10-Q”) of Foot Locker, Inc. (the “Company”). To assist your review, we have retyped the text of the Staff’s comments below.

Form 10-K for the Fiscal Year Ended January 29, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 13

Business Overview, page 13

Store Profile, page 13

1.	We note your disclosure of store openings and closings by store format in your Forms 10-K and 10-Q over the past few years. We further note in your second quarter 2011 earnings conference call transcript that the closings for the most part are in the United States while the openings for the most part are in Europe. Please explain to us how you considered the guidance in ASC 205-20-45-1 and ASC 205-20-55-4 through 55-23, as applicable, in determining whether the closed stores should be presented as discontinued operations. We note your assertion in your prior year Form 10-K that your store closings did not constitute discontinued operations and that you have not made that assessment in your current 10-K.

Foot Locker, Inc. 112 West 34th Street New York NY 10120 Tel. 212.720.3700

February 9, 2012

In your response, also provide the geographic locations of the stores opened and closed during fiscal 2008 through October 29, 2011 and discuss how this was considered in arriving at your conclusion.

Response

The stores closed during 2008 through the third quarter of 2011 are not presented in the financial statements as discontinued operations because of the expected continuing significant cash flows from the migration of customers to existing stores, new stores within the same vicinity, or to the Company’s websites.

The following is a recap, by geographic location, of store openings and closings during 2008 to the third quarter of 2011. The Company has considered each geographic location independently in the determination of whether the closures constituted discontinued operations.

The majority of stores closed during this time period were at lease expiration. In the normal course of business, the Company evaluates each of its store’s profitability. As a store approaches the end of the lease period, the Company analyzes that store’s characteristics, such as the existence of neighboring Company stores, competitive considerations, and whether the lease can be renewed with terms that allow for our expected financial returns. Consideration is also given to the customer base and whether one of our other formats better matches the mall’s demographic profile. Furthermore, store closures were not concentrated in any specific market or Designated Market Areas, “DMA.” DMA are regions where the population can receive the same or similar television and radio station offerings, and may also include other types of media. In all cases, we did not exit a significant market or geographic location. For those locations that did not have another store in the mall or a neighboring location, cash flows individually, and in the aggregate, were immaterial to our consolidated results.

	2008 Activity				2009 Activity			2010 Activity			2011 thru 3Q Activity
	BOY	Openings	Closings	EOY	Openings	Closings	EOY	Openings	Closings	EOY	Openings	Closings	EOY
US	3,017	42	188	2,871	19	167	2,723	21	105	2,639	18	66	2,591
Canada	167	6	5	168	4	6	166	—	1	165	1	2	164
Europe	509	13	10	512	12	6	518	20	9	529	31	5	555
Asia Pacific	92	3	5	90	3	—	93	2	2	93	2	3	92
Total	3,785	64	208	3,641	38	179	3,500	43	117	3,426	52	76	3,402

We determined that none of the store closures during 2008 through the third quarter of 2011 qualify as discontinued operations per ASC 205-20-45-1 because the operations and cash flows of the stores were not eliminated from ongoing operations as a result of the closures.

February 9, 2012

To support this conclusion we used the four-step process outlined in ASC 205-20-55-3:

Step 1: Are continuing cash flows expected to be generated by the ongoing entity?

Yes.	Continuing cash flows are being generated by the ongoing entity from transactions with customers of the disposed component. Most of the store closures during this period primarily represented underperforming stores and were in markets where we had multiple stores. With respect to U.S. store closures during this period, as most of the locations are mall-based, we noted that in the majority of cases one or more of our other formats continued to operate within the same mall.

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

Yes.	The continuing cash flows are the result of a migration, since customers have been moving their purchases from the closed stores to our other formats in the same mall or to a neighboring store that offers similar products to those sold in the closed stores.

Step 3: Are the continuing cash flows significant?

Yes.	Each of the Company’s formats sells athletic footwear and apparel. Additionally, we have internet operations that sell the same merchandise offered in our stores. As evidence of migration, we also noted that over 50% of gift cards sold are redeemed in stores other than the store in which the gift cards were sold.

Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

This step was not evaluated since we believe significant cash inflows were expected to be, and are being, recognized as a result of a migration of customers and related sales from the closed stores.

The continuing cash flows are considered direct cash flows of the disposed components due to the significant cash inflows that are generated by the ongoing entity as a result of a migration of customers from the closed retail stores to other stores in the mall or to nearby stores, and to our Direct-to-Customers business. Since the continuing cash flows are considered direct cash flows, classification as a discontinued operation was deemed, and would have been, inappropriate. Accordingly, based on the analysis performed at the time the respective applicable financial statements were being prepared, we concluded that store closures for 2008, 2009, 2010, and 2011 should not be classified as discontinued operations.

February 9, 2012

Overview of Consolidated Results, page 14

Non-GAAP Measures, page 15

2.	We note that to arrive at EBIT you adjust income (loss) from continuing operations before income taxes – reported for interest expense, net. Be advised that measures calculated differently than those described as EBIT in Exchange Act Release No. 47226 should not be characterized as “EBIT.” Please confirm that you will distinguish the title of this measure from “EBIT” in the future. Refer to Question 103.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance.

Response

The Company presented on page 15 in its 2010 Form 10-K both EBIT and Adjusted EBIT calculated as follows, using the 2010 amounts as an illustration:

(in millions)
Income from continuing operations	$169
Addback:
Income tax expense	88
Interest expense, net	9
EBIT	$266

The following represents the calculation of Adjusted EBIT:

(in millions)
Income from continuing operations	$169
Addback:
Income tax expense	88
Interest expense, net	9
Impairment of goodwill and other intangible assets	10
Deduct:
Money market realized gain	(2)
Adjusted EBIT	$274

Accordingly, we believe we have applied the guidance of Question 103.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures.

February 9, 2012

3.	We note on page 16 the “after-tax amounts excluded” and “Canadian tax rate changes excluded” adjustments to arrive at income (loss) from continuing operations after-tax –adjusted. Please explain to us in sufficient detail how you determined the income tax effects to arrive at these non-GAAP adjustments. Also confirm to us that you will disclose how the tax effects were calculated in the future, and provide us with the text of your proposed future disclosure based on the information in your Form 10-K. Refer to Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance.

Response

The Company determines the income tax effects for the specific item by applying an effective tax rate for the legal entity to which the charge relates. The Company will disclose how it determines the after-tax effect of adjustments in its reconciliation of non-GAAP amounts in its future filings, as noted below.

Disclosures similar to the text below (which would have been applicable to our 2010 Form 10-K) will follow the table on the calculation of after-tax adjusted income:

“The Company estimates the tax effect of the non-GAAP adjustments by applying its effective tax rate to deductible items. The charge and the gain recorded with respect to The Reserve International Liquidity Fund, Ltd. were recorded with no tax expense or benefit due to the fact that the entity that held the investment has a zero statutory tax rate. During 2009, the provincial tax rates in Canada were reduced, which resulted in a $4 million reduction in the value of the Company’s net deferred tax assets.”

4.	We note on page 16 the “rent expense less depreciation on capitalized operating leases” and the “adjusted income tax expense” adjustments to arrive at adjusted return after taxes. Please provide us with a quantitative reconciliation from each of these non-GAAP measures to the most comparable measure calculated in accordance with U.S. GAAP. Also confirm to us that you will provide such reconciliations in future filings, pursuant to Item 10(e) of Regulation S-K.

Response

Noted below is the reconciliation for the amounts presented in the 2010 Form 10-K. A similar reconciliation will be presented in the 2011 Form 10-K and other future filings to which it is applicable.

February 9, 2012

	2010	2009	2008
	(in millions)
Adjusted EBIT	$274	$138	$164
+ Rent expense	522	526	539
- Estimated depreciation on capitalized operating leases (1)	(366)	(370)	(377)
Net operating profit	430	294	326
- Adjusted income tax expense (2)	(153)	(104)	(114)
= Adjusted return after taxes	$277	$190	$212

Average total assets	$2,856	$2,847	$3,060
- Average cash, cash equivalents and short-term investments	(642)	(499)	(451)
- Average non-interest bearing current liabilities	(461)	(425)	(464)
- Average merchandise inventories	(1,048)	(1,079)	(1,201)
+ Average estimated asset base of capitalized operating leases (1)	1,443	1,500	1,580
+ 13-month average merchandise inventories	1,177	1,268	1,378
= Average invested capital	$3,325	$3,612	$3,902

ROIC %	8.3%	5.3%	5.4%

(1)	The determination of the capitalized operating leases and the adjustments to income have been calculated on a lease-by-lease basis and have been consistently calculated in each of the years presented above. Capitalized operating leases represent the best estimate of the asset base that would be recorded for operating leases as if they had been classified as capital or as if the property were purchased.
(2)	The adjusted income tax expense represents the marginal tax rate applied to net operating profit for each of the periods presented.

Liquidity and Capital Resources, page 22

5.	We note on page six that a substantial portion of your cash and investments is invested outside of the United States, and you retain a substantial portion of your cash in foreign jurisdictions for future reinvestment. Please advise us of the following:

a.	Tell us the total amount of cash and investments held in foreign jurisdictions as of January 29, 2011 and October 29, 2011 that would be subject to a significant tax effect upon their repatriation.

b.	Describe to us how you satisfy the cash needs of your domestic operations.

c.	Describe to us your specific plans for the reinvestment of undistributed earnings of foreign subsidiaries (ASC 740-30-25-17), and tell us the factors that management considered in determining that there is sufficient evidence that the undistributed earnings of your foreign subsidiaries will continue to be indefinitely reinvested (ASC 740-30-25-19). Include your consideration of the amount and percentage of cash and investments held in foreign jurisdictions in your response.

February 9, 2012

d.	With a view towards discussion and analysis in future filings and to the extent material, provide disclosure to illustrate that some cash and investments are not potentially available to fund domestic operations without paying a significant amount of taxes upon their repatriation. Also provide us with the text of your proposed future disclosure in your response.

Response

a.	As of January 29, 2011 and October 29, 2011, the Company had $458 million and $470 million of cash and cash equivalents invested in foreign jurisdictions. Because we plan to permanently reinvest our foreign earnings, in accordance with U.S. GAAP, we have not provided for U.S. federal and state income taxes or foreign withholding taxes that may result from future remittances of undistributed earnings of foreign subsidiaries. While we have not determined the deferred tax liability, as the determination is not practicable, our estimate of the incremental tax which would be paid if all of the cash were repatriated to U.S. would be approximately 10 to 20 percent of the amount repatriated.

b.	Our domestic operations have historically generated sufficient cash flows to support the cash needs of our domestic activities, including the payment of dividends, share repurchases, capital expenditures, and U.S. qualified pension plan contributions. We expect that our future domestic cash flows will continue to support the cash needs of our domestic activities.

c.	As was noted in question 1, most of the Company’s store openings in recent years have been in European locations. During 2004, the Company acquired 11 stores in the Republic of Ireland for $17 million. In addition to store openings, the Company has continued to invest in its European business through store remodeling and other capital investments. Our capital expenditures in Europe for the period of 2008 through the third quarter of 2011 were $86 million. For the next three years, we currently expect to invest approximately $125 million for as many as 250 store projects including new stores, relocations, and store remodeling. We also plan to continue to invest in our other international operations. Our future plans may also include a strategic acquisition. Accordingly, we have considered both our past experience and future plans in the determination that the amounts are permanently reinvested and, therefore, we have not provided for U.S. federal and state income taxes or foreign withholding taxes that may result from future remittances of undistributed earnings of foreign subsidiaries.

February 9, 2012

d.	In response to the Staff’s comments, we will enhance our future disclosures by providing the following in the “Liquidity and Capital Resources” of the MD&A:

“As of January 28, 2012, the Company had $X million of cash and cash equivalents held in foreign jurisdictions. Because we plan to permanently reinvest our foreign earnings, in accordance with U.S. GAAP, we have not provided for U.S. federal and state income taxes or foreign withholding taxes that may result from future remittances of undistributed earnings of foreign subsidiaries. Depending on the source, amount, and timing of a repatriation, some tax may be payable. The Company believes that its future domestic cash flows are sufficient to satisfy domestic requirements.”

Critical Accounting Policies, page 26

Impairment of Long-Lived Assets, Goodwill and Other Intangibles, page 27

6.	We note on page 16 of your October 29, 2011 Form 10-Q that the operating results of the CCS business continue to be disappointing. We further note that the Company has developed various merchandising initiatives intended to improve results for CCS during the holiday selling season; and that management will monitor the results of this format, which may include an analysis of the recoverability of its intangible assets. Please tell us how you define your reporting units (e.g., operating segments or components) for purposes of goodwill impairment testing under ASC 350-20-35. Also identify for us the reporting unit(s) that includes any CCS goodwill, and quantify the amount of such goodwill allocated to those reporting unit(s).

Response

The Company has six reporting units, which represent our operating segments. Two reporting units have goodwill, Foot Locker Europe and Direct-to-Customers. Goodwill of $127 million is included in the reportable unit of Direct-to-Customers, comprised of CCS goodwill of $47 million and $80 million of goodwill related to our acquisition of Eastbay, Inc. The Company has deemed its footlocker.com/Eastbay and CCS operating segments as one reporting unit due to similar long-term economic characteristics, applying the criteria in ASC 280-10-50-11. Both CCS and footlocker.com/Eastbay sells athletic footwear and apparel directly to customers through catalogs and internet websites. We considered the fact that the nature of the products, types of customers, methods to distribute their products, and long-term average gross margins are similar.

7.	To the extent that your CCS goodwill and intangible assets are at risk of impairment, please provide MD&A disclosure in future filings for investors to assess the probability and potential magnitude of future material impairment charges on your CCS goodwill and intangibles pursuant to Item 303(a)(3)(ii) of Regulation S-K. Also provide us with the text of your proposed future disclosure in your response. Alternatively, explain to us why you believe such disclosures are not required.

February 9, 2012

Response

The Company does not believe that the Direct-to-Customers goodwill is at risk of impairment. Our annual impairment analysis conducted in the first quarter of 2011 indicated that the fair value of the Direct-to-Customers reporting unit exceeded its carrying value by 40% and is not at risk of failing step one; accordingly we believe such disclosures are not required with respect to goodwill.

As noted in Question 6, we indicated in our 2011 Third Quarter Form 10-Q that we may be required to perform an analysis of the recoverability of CCS’ intangible assets. The carrying value of the CCS trade names is $15 million and an impairment charge, if any, is not expected to be material to the consolidated financial position, liquidity, or results of operations, taken as a whole. Accordingly, we believe such disclosures are not required. However, in future filings we will clarify the probability and magnitude of any potential future impairment charges when uncertainties arise.

Form 10-Q for the Fiscal Quarter Ended October 29, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 14

Sales and Operating Results, page 15

8.	We note that all references to comparable-store sales for a given period relate to sales of stores that are open at the period-end, that have been open for more than one year, and exclude the effect of foreign currency fluctuations. We further note on page 14 you remodeled or relocated 147 stores during the thirty-nine weeks ended October 29, 2011. Please describe to us in sufficient detail how you consider remodeled or relocated stores in your comparable-store sales results, and confirm to us that you will include such disclosure in future filings on Forms 10-K and 10-Q.

Response

The Company includes the sales from remodeled or relocated stores in the computation of comparable-store sales. Remodeled or relocated stores are not considered openings or closings and therefore would be included. Generally, our store remodeling is performed over a relatively short period of time; as such, the negative impact on sales is not significant. Further, relocations typically are within the same mall. We propose to include the following expanded disclosure in our next filing and all future quarterly and annual filings:

“All references to comparable-store sales for a given period relate to sales from stores (including sales from the Direct-to-Customers segment and sales from stores that have been relocated or remodeled during the relevant periods) that are open at the period-end, that have been open for more than one year, and exclude the effect of foreign currency fluctuations. Stores opened and closed during the period are not included. Sales from acquired businesses that include the purchase of inventory are included in the computation of comparable-store sales after 15 months of operations.”

February 9, 2012

9.	We note in your third quarter 2011 earnings conference call transcript that traffic conversion, UPTs and average selling prices were all up; and that fresh inventories have allowed you to keep reducing your mark down rates in almost every division. We further note that you have been working carefully with your vendors to make sure price increases can be supported at retail by the customer. In future filings and, as applicable, please provide a narrative discussion of the extent to which increases in sales are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response

In future filings, the Company will provide a narrative discussion of the most meaningful contributors to the sales changes. As the Company’s products comprise athletic footwear and apparel, a discussion of new products or services would not be meaningful.

As requested by the Staff, the Company acknowledges that, with respect to the filing made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses each of your comments. We would propose to include the additional disclosures or make necessary revisions in our next annual filing. The Company expects to file its Form 10-K for the year ended January 28, 2012 on March 26, 2012. Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me at 212 720-3896.

Sincerely,
/s/ Giovanna Cipriano
Senior Vice President and Chief Accounting Officer

cc:	Nicholas DiPaolo
Chairman of the Audit Committee
Ken C. Hicks
Chairman of the Board, President and Chief Executive Officer
Lauren Peters
Executive Vice President and Chief Financial Officer Gary Bahler
Senior Vice President, General Counsel and Secretary